Gregory Herbers

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attn: Division of Corporate Finance, Office of Manufacturing

June 13, 2022

Re: TriplePulse, Inc.

Offering Statement on Form 1-A POS File No. 024-11329

Dear Mr. Herbers:

On behalf of TriplePulse, Inc., I hereby request qualification of the above-referenced offering statement at 9am, Eastern Time, on Wednesday, June 15, 2022, or as soon thereafter as is practicable.

Sincerely,

/s/ Christopher Thompson

Christopher Thompson

Chief Executive Officer

TriplePulse, Inc.

cc: Edward Grenville

Inspire Business Law Group, PC